UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934

GENERAL FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

369822101
(CUSIP Number)

Ronald F. Valenta 260 South Los Robles, Suite 217 Pasadena, CA 91101
(Name; Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Ronald F. Valenta I.R.S. Identification No. of Above Person (entities only) ______________________

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds
PF

5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization
United States

	7	Sole Voting Power
		2,591,966

Number of	8	Shared Voting Power
Shares		13,500
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting		2,591,966
Person With
	10	Shared Dispositive Power
		13,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,605,466

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)
22.3%

14	Type of Reporting Person
IN

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.0001 per share (“Common Stock”), of General Finance Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 260 South Los Robles, Suite 217, Pasadena, CA 91101.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Ronald F. Valenta (the “Reporting Person”). His business address is at 260 South Los Robles, Suite 217, Pasadena, CA 91101. His principal occupation is acting as the Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding of the type required to be disclosed under this Item 2.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used personal funds to acquire the securities of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person is the Chief Executive Officer and a director of the Issuer. As such, he participates in the planning and decisions of the Board of Directors and management of the Issuer.

He acquired 1,410,000 shares of the Common Stock of the Issuer in connection with forming the Issuer in 2005. He acquired the warrants to purchase the Common Stock in connection with the Issuer’s initial public offering. His wife and minor children acquired 13,500 shares of the Common Stock in the open market following the initial public offering.

Depending upon market conditions and other factors that the Reporting Person deems material, (i) he may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire, and (ii) he may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. Except as described in the preceding sentence, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 2,605,466 shares of Common Stock, representing 22.3% of the Common Stock of the Issuer, calculated in accordance with Rule 13d-3. These shares include 1,181,966 shares that may be acquired upon exercise of warrants, which warrants were issued by the Issuer in its initial public offering (the “IPO Warrants”).

The Reporting Person has sole voting and investment power with respect to all of the shares beneficially owned except for 13,500 shares owned by his wife and minor children, as to which he shares voting and investment power with his wife.

The Reporting Person has not purchased or sold any Common Stock of the Issuer in the 60 days prior to this filing. The Reporting Person is making this filing because the IPO Warrants became exercisable on September 13, 2007, and thus under Rule 13d-3, he was deemed to acquire beneficial ownership of the shares underlying the IPO Warrants on that date.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The Reporting Person is a party to that certain Amended and Restated Registration Rights Agreement dated March 3, 2006 (the “Registration Rights Agreement”), by and among the Issuer, the Reporting Person and certain other stockholders of the Issuer (the “Registration Rights Stockholders”), and relating to 1,880,000 shares of Common Stock held by the Reporting Person.

Pursuant to the Registration Rights Agreement, the Reporting Person and the Registration Rights Stockholders have two demand and unlimited piggyback registration rights with respect to the shares of Common Stock held by such persons. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements requested pursuant to the Registration Rights Agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
7.1
Amended and Restated Registration Rights Agreement, dated March 3, 2006, by and among the Issuer, the Reporting Person and certain other stockholders of the Issuer is hereby incorporated by reference from the Issuer’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2006.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 17, 2007

/s/ RONALD F. VALENTA
Ronald F. Valenta